UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Central European Media Enterprises, Ltd.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045202
(CUSIP Number)

EAMON SMITH
TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10106
(212) 621-8760

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON TCS GLOBAL EQUITY MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,748,878
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,748,878
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,748,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON TCS CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,748,878
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,748,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,748,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,787,950
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,787,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,787,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,787,950
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,787,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,787,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G20045202

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.08 per share (the “Shares”), of Central European Media Enterprises Ltd., a Bermuda corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda HM 08.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”);

(ii)	TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), which serves as the general partner of TCS Global;

(iii)
TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), which serves as the investment manager of each of TCS Global and a certain managed account (the “Managed Account”); and

(iv)	Eric Semler, who serves as the managing member of each of TCS GP and TCS Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

(c)           The principal business of TCS Global is investing in securities. The principal business of TCS GP is serving as the general partner of TCS Global. The principal business of TCS Management is serving as the investment manager of each of TCS Global and the Managed Account.  The principal occupation of Mr. Semler is serving as the managing member of each of TCS GP and TCS Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Semler is a citizen of the United States of America.

CUSIP NO. G20045202

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by TCS Global and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 13,748,878 Shares directly owned by TCS Global is approximately $32,827,545, including brokerage commissions.  The aggregate purchase price of the 1,039,072 Shares held in the Managed Account is approximately $2,709,518, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 18, 2015, the Reporting Persons delivered a letter to the Issuer’s Chairman and Board of Directors (the “Board”) urging the Board to hire a financial advisor to explore a sale of the Issuer. In the letter, the Reporting Persons expressed their concern with the poor performance of the Issuer’s stock price, which the Reporting Persons believe is directly tied to Time Warner Inc.’s dominant position as both the largest debt and equity holder of the Issuer.  The Reporting Persons further expressed their belief in the letter that the most effective strategy for addressing this issue is for the Board to pursue a sale of the Issuer.  A copy of the letter is attached hereto as exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 135,802,274 Shares outstanding, as of October 23, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2015.

A.	TCS Global

(a)	As of the close of business on November 18, 2015, TCS Global directly owned 13,748,878 Shares.

Percentage: Approximately 10.1%

CUSIP NO. G20045202

(b)	1. Sole power to vote or direct vote: 13,748,878
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,748,878
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	TCS GP

(a)	TCS GP, as the general partner of TCS Global, may be deemed the beneficial owner of the 13,748,878 Shares owned by TCS Global.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,748,878
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,748,878

(c)
TCS GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	TCS Management

(a)
As of the close of business on November 18, 2015, 1,039,072 Shares were held in the Managed Account.  TCS Management, as the investment manager of each of TCS Global and the Managed Account, may be deemed the beneficial owner of the (i) 13,748,878 Shares owned by TCS Global and (ii) 1,039,072 Shares held in the Managed Account.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,787,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,787,950

(c)	The transactions in the Shares by TCS Management through the Managed Account and on behalf of TCS Global during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Semler

(a)
Mr. Semler, as the managing member of each of TCS GP and TCS Management, may be deemed the beneficial owner of the (i) 13,748,878 Shares owned by TCS Global and (ii) 1,039,072 Shares held in the Managed Account.

Percentage: Approximately 10.9%

CUSIP NO. G20045202

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,787,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,787,950

(c)
Mr. Semler has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of TCS Global and the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 18, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and Board of Directors of the Issuer, dated November 18, 2015.

99.2	Joint Filing Agreement by and among TCS Global Equity Master Fund, L.P., TCS Capital GP, LLC, TCS Capital Management, LLC and Eric Semler, dated November 18, 2015.

CUSIP NO. G20045202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2015

TCS GLOBAL EQUITY MASTER FUND, L.P.

By:	TCS Capital GP, LLC General Partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL GP, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

CUSIP NO. G20045202

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

TCS GLOBAL EQUITY MASTER FUND, L.P.

100,000	2.2031*	09/23/2015
125,000	2.0955*	09/25/2015
160,000	2.1173*	09/28/2015
96,130	2.1206*	09/29/2015
119,040	2.1589*	09/30/2015
13,000	2.2000*	10/01/2015
47,000	2.1609*	10/26/2015
31,000	2.1001*	10/27/2015
(500,100)	2.0201*	10/30/2015
3,581,000	2.0100	11/18/2015

TCS CAPITAL MANAGEMENT, LLC
(Through the Managed Account)

119,000	2.0100	11/18/2015

* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.16 to $2.25, $2.07 to $ 2.15, $2.07 to $2.13, $2.09 to $ 2.14, $2.085 to $2.18, $2.1675 to $2.2175, $2.12 to $2.19, $2.0675 to $2.1275, and $2.02 to $2.05, respectively, including commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.